SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 02 May 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

2 May, 2017

BT COMPLETES ACQUISITION OF IP TRADE

BT today announced it has completed the acquisition of IP Trade, a provider of unified communications and collaboration solutions for trading floor environments and command-and-control dispatch centres, following approval by the UK's Competition & Markets Authority (CMA).

As announced on February 1, the acquisition of IP Trade will improve BT customers' ability to unify trading and control room communications:

●          Teams will be able to collaborate across complex, global communities more effectively, using a blend of speech, video and messaging with the broadest range of fixed and mobile devices and applications.

●          Technology and operations groups will be able to integrate their enterprise systems with their specialist trading floor and control room IT and combine cloud with on-premise solutions in the way that suits them best.

●          Firms will be better able to meet demanding regulatory compliance obligations.

Further announcements will follow as we complete the integration of IP Trade into BT.

ENDS

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 20161, BT Group's reported revenue was £19,012m with reported profit before taxation of £2,907m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

1The results for the period have been revised to reflect the outcome of the investigation into our Italian business. Detail of which is set out in our third quarter results announcement published on 27 January 2017.  This financial information is unaudited.

For more information, visit www.btplc.com

About IP Trade

Founded in 2005, IP Trade is a pioneer in the design of advanced SIP (Session Initiation Protocol) communications and for ultra-reliable, high-capacity, real-time unified communications and collaboration solutions for trading floor environments and command-and-control dispatch centres.

IP Trade offers high-capacity communications for financial trading professionals in enterprises of all sizes. IP Trade provides innovative, scalable unified trading solutions that merge voice, data, and streaming media into a single platform for increased performance, profitability and customer service.

IP Trade also offers robust, customisable communications solutions for command centre professionals to maximise situational awareness and collaboration.

IP Trade deploys certified and tested end-to-end solutions that integrate with leading unified communications platforms from Alcatel, Avaya and Cisco and with leading voice recording solutions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 02 May 2017